EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
THIRD QUARTER 2013 FINANCIAL RESULTS

Net profit attributable to shareholders increased
31%year-over-year to NIS 449 million

Shaul Elovitch, Bezeq Chairman: "We are meeting our ambitious deployment targets for our optical fiber network and look forward to the anticipated publication of the LTE frequency auction which will allow for the operation of the 4G network in Israel.”

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "The improvement in profitability during the quarter reflects a moderation in the year-over-year decline in revenues, as well as our focus on streamlining actions and improved processes in all the Group companies.”

Tel Aviv, Israel – November 7, 2013 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2013. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2013	Q3 2012	% change
	(NIS millions)
Revenues	2,398	2,494	(3.8)%
Operating profit	721	667	8.1%
EBITDA	1,050	1,026	2.3%
EBITDA margin	43.8%	41.1%
Net profit attributable to Company shareholders	449	342	31.3%
Diluted EPS (NIS)	0.16	0.13	23.1%
Cash flow from operating activities	1,143	1,024	11.6%
Payments for investments, net	267	270	(1.1)%
Free cash flow 1	876	754	16.2%
Net debt/EBITDA (end of period) 2	1.97	1.64

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Once again our results reflect the positive impact of our strategic efforts as well as the significant resources we are investing in the quality and added value of the Group's communications offerings. These initiatives are reflected in the constant improvement in our service standards, and in enhancing the technologies we employ. We are meeting our ambitious deployment targets for the optical fiber network as well as continuing to upgrade the NGN.  On the cellular side, we look forward to the anticipated publication of the LTE frequency auction which will allow for the operation of the 4G network in Israel."

Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The improvement in profitability during the quarter reflects a moderation in the year-over-year decline in revenues, as well as our focus on streamlining actions and improved processes in all the Group companies.  We are continuing to generate strong cash flow enabling us to continue the enhanced development of our communications infrastructures, as a means of strengthening our leading status in the future.”

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2013 amounted to NIS 2.40 billion compared with NIS 2.49 billion in the corresponding quarter of 2012, a decrease of 3.8%. The reduction in Group revenues was primarily related to a decrease in cellular segment revenues.  Nevertheless, the Group results reflect a moderation in the quarter-over-quarter decrease in Pelephone's revenues, relative stability in the revenues of Bezeq Fixed-line and an increase in the revenues of Bezeq International.

The Group's focused policy of initiating streamlining and efficiency measures in all segments contributed to the increase in profitability metrics.

Operating profit in the third quarter of 2013 amounted to NIS 721 million compared with NIS 667 million in the corresponding quarter of 2012, an increase of 8.1%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2013 amounted to NIS 1.05 billion (EBITDA margin of 43.8%) compared with NIS 1.03 billion (EBITDA margin of 41.1%) in the corresponding quarter of 2012, an increase of 2.3%.

Net profit attributable to Bezeq shareholders amounted to NIS 449 million compared with NIS 342 million in the corresponding quarter of 2012, an increase of 31.3%.

The third quarter results again show record levels of operating cash flow and the second highest quarterly free cash flow performance. Cash flow from operating activities in the third quarter of 2013 amounted to NIS 1.14 billion compared with NIS 1.02 billion in the corresponding quarter of 2012, an increase of 11.6%. Free cash flow in the third quarter of 2013 amounted to NIS 876 million compared with NIS 754 million in the corresponding quarter of 2012, an increase of 16.2%.

Net financial debt of the Group was NIS 8.58 billion at September 30, 2013 compared with NIS 7.19 billion as of September 30, 2012.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 2

Press Release

2013 Outlook

The Bezeq Group reiterates its guidance for the full year 2013 originally published on February 5, 2013 and estimates the following:

Net profit attributable to shareholders:	NIS 1.7 billion to NIS 1.8 billion
EBITDA:	NIS 4.25 billion to NIS 4.35 billion
Free cash flow:	Above NIS 2.7 billion

The Company's forecasts detailed above are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of an employee retirement plan beyond those discussed and approved in connection with prior years. The forecast could change, depending on the scope and characteristics of the retirement plan that the Company will adopt for 2013.  On April 25, 2013 the Board of Directors approved the early retirement of 51 employees at a total cost of NIS 50 million.

b.
The forecasts do not include the possible impact of the costs of a 4G frequency tender (LTE) for a cellular network, if such an auction is held. At today's date, no LTE frequency tender has been published, although in 2012 the Ministry of Communications announced its intention to allocate such frequencies.

c.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2013. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's financial statements.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 3

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Bezeq Fixed-Line Results

Q3 2013 results compared to Q3 2012:

•	Net profit increased 46.3% and reached NIS 360 million
•	Operating profit grew 17.9% to NIS 494 million
•	Record recruitment of 28,000 Internet subscribers in Q3 2013
•	Average broadband speeds almost doubled to 17.3 Mbps

Stella Handler, Bezeq CEO, commented, “We delivered an excellent quarter, one in which we significantly improved our operations as well as invested in and developed our customer service capabilities. These improvements, together with the growth in Internet revenues, resulted in year-over-year growth in all key profitability metrics.  We also took a number of steps using unique technological developments to provide our customers with a higher level of offerings in a range of innovative ways. These steps have resulted in an increase in the rate of recruitment of new Internet customers and an almost complete halt to the decline in the number of telephony subscribers, despite the significant competitive environment.

“We are continuing to invest in the advanced Fiber NGN network so that in 2013 we will deploy a substantial amount of fiber optics, with the pace of deployment expected to continue to grow in the coming years.  Concurrently, we are developing and upgrading the NGN network, which is now deployed all over the country, so that the average surfing speed has almost doubled compared with the year ago period.  We invested approximately NIS 191 million in the third quarter in infrastructure and technological developments, representing 17% of sales, which on an international comparison is especially high, and reflects our commitment to provide infrastructure and services at the highest levels in the future,” concluded Ms. Handler.

Revenues in the third quarter of 2013 amounted to NIS 1.13 billion compared with NIS 1.15 billion in the corresponding quarter of 2012, a decrease of 1.9%, as the reduction in telephony revenues were mitigated by higher revenues from Internet services as well as transmission and data services.

Revenues from telephony services during the first three quarters of 2013 exhibited a moderating trend in the rate of decrease.  Telephony revenues declined primarily due to lower average revenue per line, a decrease in the number of access lines, as well as lower revenues from interconnect fees for calls to cellular networks.

Revenues from Internet services in the third quarter of 2013 grew 14.1% versus the year ago and amounted to a record NIS 332 million compared with NIS 291 million in the corresponding quarter of 2012, representing record quarter-over-quarter growth of more than NIS 40 million. The growth in revenues from Internet services was primarily due to annual growth of 77,000 Internet subscribers together with an increase in average revenue per subscriber due to surfing speed upgrades.

Operating expenses in the third quarter of 2013 amounted to NIS 224 million compared with NIS 278 million in the corresponding quarter of 2012, a decrease of 19.4%.  The decrease in operating expenses was due to the continued focus on streamlining initiatives as well as ongoing improvements in the Company’s processes, among other factors.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 4

Press Release

Profitability metrics increased significantly in the quarter due to the relative stabilization in total revenues together with a significant reduction in operating costs.  In addition, the decrease in tax expense contributed to the increase in net profit.

Operating profit in the third quarter of 2013 amounted to NIS 494 million compared with NIS 419 million in the corresponding quarter of 2012, an increase of 17.9%.  EBITDA in the third quarter of 2013 amounted to NIS 668 million (EBITDA margin of 59.3%) compared with NIS 604 million (EBITDA margin of 52.6%) in the corresponding quarter of 2012, an increase of 10.6%. Net profit in the third quarter of 2013 amounted to NIS 360 million compared with NIS 246 million in the corresponding quarter of 2012, an increase of 46.3%.

Cash flow from operating activities amounted to NIS 631 million in the third quarter of 2013 compared with NIS 470 million in the corresponding quarter of 2012, an increase of 34.3%, representing the second highest level over the last two years.  The increase in cash flow from operating activities was primarily due to the continued improvement in profitability as well as changes in working capital.  The Company's strong cash flow generation was also expressed in free cash flow which amounted to NIS 481 million in the third quarter of 2013 compared with NIS 317 million in the corresponding quarter of 2012, an increase of 51.7%.

In the third quarter of 2013, the number of Internet subscribers increased by 28,000 subscribers sequentially, reaching 1.23 million.  Bezeq continued to actively upgrade customers to faster broadband Internet speeds in the third quarter of 2013.  As a result, average broadband speeds increased to 17.3 Mbps from 15.2 Mbps sequentially and up from 9.0 Mbps in the corresponding quarter of 2012, an increase in speed of 13.8% sequentially and 92.2% from the corresponding quarter of 2012.  Average revenue per Internet subscriber (ARPU) rose to NIS 86 in the third quarter of 2013 increasing by NIS 1 sequentially.

The number of telephony access lines at the end of the third quarter of 2013 amounted to 2.22 million, a decrease of only 1,000 lines sequentially. Monthly average revenue per line (ARPL) in the third quarter of 2013 amounted to NIS 67 compared with NIS 68 sequentially.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 5

Press Release

Bezeq Fixed-Line - Financial data	Q3 2013	Q3 2012	% change
	(NIS millions)
Revenues	1,127	1,149	(1.9)%
Operating profit	494	419	17.9%
EBITDA	668	604	10.6%
EBITDA margin	59.3%	52.6%
Net profit 1	360	246	46.3%
Cash flows from operating activities	631	470	34.3%
Payments for investments, net	150	153	(2.0)%
Free cash flow 2	481	317	51.7%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q3 2013	Q2 2013	Q3 2012	% change	% change
				vs.	vs.
				Q2 2013	Q3 2012
Number of active subscriber lines (end of period, in thousands) 1	2,223	2,224	2,299	(0.04)%	(3.3)%
Average monthly revenue per line (NIS) 2	67	68	73	(1.5)%	(8.2)%
Number of outgoing usage minutes (millions)	1,707	1,805	2,126	(5.4)%	(19.7)%
Number of incoming usage minutes (millions)	1,522	1,551	1,595	(1.9)%	(4.6)%
Churn rate (%) 3	2.8%	3.5%	4.2%
Number of broadband internet subscribers (end of period, in thousands)	1,230	1,202	1,153	2.3%	6.7%
Average monthly revenue per broadband internet subscriber (NIS)	86	85	80	1.2%	7.5%
Average broadband speed per subscriber (end of period, Mbps)	17.3	15.2	9.0	13.8%	92.2%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from mobile termination fees, data communications and transmissions services, internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

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Press Release

Pelephone Results

•	Revenues in the third quarter of 2013 grew 3.5% sequentially and amounted to NIS 947 million

•	Average revenue per subscriber (ARPU) in the third quarter of 2013 increased NIS 3 sequentially and amounted to NIS 88

Gil Sharon, CEO of Pelephone, stated, “Despite the continued presence of aggressive campaigns from some of our competitors in the highly competitive market for cellular services during the quarter, sequential revenues increased as higher levels of customer activity and roaming revenues rose with summer travel and the timing of holidays in the third quarter. Alongside the sequential increase in revenues, we continued streamlining our operations, and in the first nine months of the year we cut approximately NIS 223 million from our expenses compared with the same period last year. We also succeeded in improving ARPU (average revenue per user) by NIS 3, translating into 3.5% growth compared with the second quarter of 2013. As we aim to further differentiate Pelephone services, we are continuing to create new sources of revenue, such as our new cloud storage service launched this quarter.”

Total revenues in the third quarter of 2013 increased 3.5% sequentially and amounted to NIS 947 million compared with NIS 915 million in the second quarter of 2013. Total revenues declined 9.7% versus NIS 1.05 billion in the corresponding quarter of 2012.

Revenues from cellular services in the third quarter of 2013 grew 2% sequentially and amounted to NIS 710 million compared with NIS 696 million in the second quarter of 2013 with the rise in revenues primarily due to the positive effect of seasonality on customer usage.  Revenues from cellular services declined 13.0% versus NIS 816 million in the corresponding quarter of 2012 with the decline partially offset by increased wholesale revenues from communication operators hosted on Pelephone's network.

Revenues from handsets in the third quarter of 2013 grew 8.2% sequentially and rose 1.7% versus the year ago to NIS 237 million compared with NIS 219 million in the second quarter of 2013 and NIS 233 million in the corresponding quarter of 2012.  Despite the decrease in handset prices during the past year, there was an increase in the number of smartphones and tablets sold.

Operating profit in the third quarter of 2013 amounted to NIS 172 million compared with NIS 199 million in the corresponding quarter of 2012, a decrease of 13.6%.

EBITDA in the third quarter of 2013 amounted to NIS 283 million (EBITDA margin of 29.9%) compared with NIS 329 million (EBITDA margin of 31.4%) in the corresponding quarter of 2012, a decrease of 14.0%.

Net profit in the third quarter of 2013 amounted to NIS 140 million compared with NIS 154 million in the corresponding quarter of 2012, a decrease of 9.1%.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 7

Press Release

Cash flow from operating activities in the third quarter of 2013 amounted to NIS 442 million compared with NIS 490 million in the corresponding quarter of 2012, a decrease of 9.8%.  The decrease was primarily due to lower net profit together with changes in working capital.

Total Pelephone subscribers in the third quarter of 2013 decreased by 19,000 sequentially and amounted to 2.68 million as of September 30, 2013.

Monthly average revenue per user (ARPU) in the third quarter of 2013 increased by NIS 3 sequentially due to the positive effects of seasonality primarily related to increased roaming service revenues in the summer and holiday periods.  Overall, ARPU amounted to NIS 88 in the third quarter compared with NIS 85 sequentially and NIS 95 in the corresponding quarter of 2012.

Pelephone - Financial data	Q3 2013	Q3 2012	% change
	(NIS millions)
Total revenues	947	1,049	(9.7)%
Service revenues	710	816	(13.0)%
Equipment revenues	237	233	1.7%
Operating profit	172	199	(13.6)%
EBITDA	283	329	(14.0)%
EBITDA margin	29.9%	31.4%
Net profit	140	154	(9.1)%
Cash flows from operating activities	442	490	(9.8)%
Payments for investments, net	92	84	9.5%
Free cash flow 1	350	406	(13.8)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q3 2013	Q2 2013	Q3 2012	% change	% change
				vs.	vs.
				Q2 2013	Q3 2012
Total subscribers (end of period, in thousands) 1	2,683	2,702	2,839	(0.7)%	(5.5)%
Average revenue per user (ARPU, NIS) 2	88	85	95	3.5%	(7.4)%
Average monthly minutes of use per subscriber (MOU) 3	459	467	425	(1.7)%	8.0%
Churn rate 4	6.2%	6.9%	6.7%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

4 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 8

Press Release

Bezeq International Results

•	Record total quarterly revenues of NIS 360 million reflect a 6.2% increase compared with the corresponding quarter a year ago

•	Record revenues from business communication solutions (ICT) resulting in a 48% increase compared with the corresponding quarter a year ago

•
Bezeq International continued to successfully leverage its submarine cable and recorded 5% growth in revenues from Internet services as well as 7% growth in Internet subscribers compared with the year ago

Itzik Benbenisti, CEO of Bezeq International, stated, “In the third quarter of 2013, we set a new record for revenues – the highest since Bezeq International was established. Our focus on recruiting Internet customers on the submarine cable, and significant growth in business communication solutions, has substantially compensated for the reduction in the outgoing call traffic business. The consolidation of our status as the leader in the Internet and business communication solutions markets, and our readiness for changes in the market, has strengthened our overall position for future growth.”

Revenues in the third quarter of 2013 amounted to a record NIS 360 million compared with NIS 339 million in the corresponding quarter of 2012, an increase of 6.2%.  The increase was primarily due to the significant growth in revenues from the sale of business communication and IT solutions (ICT), Internet services delivered across the submarine cable infrastructure and the Power NGN high speed network together with an increase in revenues from the transfer of calls from worldwide telecom operators (Hubbing).

Operating profit in the third quarter of 2013 amounted to NIS 55 million in line with the corresponding quarter of 2012.  EBITDA in the third quarter of 2013 amounted to NIS 88 million (EBITDA margin of 24.4%) compared with NIS 89 million (EBITDA margin of 26.4%) in the corresponding quarter of 2012, a decrease of 1.8%.  Net profit in the third quarter of 2013 amounted to NIS 39 million compared with NIS 40 million in the corresponding quarter of 2012, a decrease of 3.8%.

The Company has managed to maintain high profitability metrics despite the continued erosion in the international long distance call market due to the transition to unlimited cellular packages.

Cash flow from operating activities in the third quarter of 2013 amounted to NIS 71 million, compared with NIS 63 million in the corresponding quarter of 2012, an increase 13.2%.  Free cash flow in the third quarter of 2013 amounted to NIS 50 million compared with NIS 35 million in the corresponding quarter of 2012, an increase of 45.0%.  The increase in operating and free cash flow was primarily due to an improvement in working capital as well as a decrease in payments for investments in the third quarter of 2013 due to timing differences.

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Press Release

Bezeq International	Q3 2013	Q3 2012	% change
	(NIS millions)
Revenues	360	339	6.2%
Operating profit	55	55	0.0%
EBITDA	88	89	(1.8)%
EBITDA margin	24.4%	26.4%
Net profit	39	40	(3.8)%
Cash flows from operating activities	71	63	13.2%
Payments for investments, net	21	29	(25.1)%
Free cash flow 1	50	35	45.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 10

Press Release

yes Results

•	Yes added a record 10,000 subscribers in the third quarter of 2013 to total 593,000 subscribers at September 30, 2013

•	Revenues in the third quarter of 2013 increased 1.9% and operating profit increased 34.1% compared to the corresponding quarter a year ago

•	EBITDA in the third quarter of 2013 amounted to NIS 138 million compared with NIS 118 million in the corresponding quarter a year ago, an increase of 16.9%

Ron Eilon, CEO of yes, stated, “The third quarter has been a record quarter for the company, with a significant increase in the number of subscribers and growth in all the main financial metrics.  During the quarter we upgraded our billing and CRM systems allowing us to continue to provide the highest quality of customer service.  We are pleased to see that our technological superiority, along with rich and diverse content as well as our emphasis on excellence in customer service are reflected in our results.”

Revenues in the third quarter of 2013 amounted to NIS 410 million compared with NIS 403 million in the corresponding quarter of 2012, an increase of 1.9%. The increase in revenues was primarily due to an increase in subscribers as well as a rise the average revenue per subscriber (ARPU).

Operating profit in the third quarter of 2013 amounted to NIS 72 million compared with NIS 54 million, an increase of 34.1%.  EBITDA in the third quarter of 2013 amounted to NIS 138 million (EBITDA margin of 33.7%) compared to NIS 118 million (EBITDA margin of 29.4%) in the corresponding quarter of 2012, an increase of 16.9%.  The increase in profitability metrics was primarily due to an increase in revenues and a reduction in operating expenses.

Profit before finance expenses to shareholders and taxes in the third quarter of 2013 amounted to NIS 16 million compared with NIS 2 million in the corresponding quarter of 2012.

Net loss in the third quarter of 2013 amounted to NIS 136 million compared with NIS 119 million in the corresponding quarter of 2012, an increase of 14.7%.  The increase in net loss was primarily due to an increase in financing expenses to shareholders.

Cash flow from operating activities in the third quarter of 2013 grew by 52.5% and amounted to NIS 126 million compared with NIS 83 million in the corresponding quarter of 2012.  Free cash flow in the third quarter of 2013 amounted to NIS 59 million compared with negative free cash flow of NIS 4 million in the corresponding quarter of 2012.  The increase in free cash flow was primarily due to a decrease in payments for investments as well as an increase in EBITDA.

ARPU in the third quarter of 2013 amounted to NIS 233 compared with NIS 231 in the corresponding quarter of 2012, an increase of 0.9%. The increase in ARPU was primarily due to an increase in revenues from sales and usage of advanced services and set-top boxes.

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Press Release

yes - Financial data	Q3 2013	Q3 2012	% change
	(NIS millions)
Revenues	410	403	1.9%
Operating profit	72	54	34.1%
EBITDA	138	118	16.9%
EBITDA margin	33.7%	29.4%
Net loss	(136)	(119)	(14.7)%
Cash flows from operating activities	126	83	52.5%
Payments for investments, net	67	87	(23.0)%
Free cash flow 1	59	(4)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q3 2013	Q2 2013	Q3 2012	% change	% change
				vs.	vs.
				Q2 2013	Q3 2012
Number of subscribers (end of period, in thousands) 1	593	583	581	1.7%	2.1%
Average revenue per user (ARPU, NIS) 2	233	232	231	0.4%	0.9%
Churn rate (%) 3	3.4%	3.2%	4.1%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

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Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, November 7, 2013, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, November 13, 2013. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901
Israel Phone Number: 03-925-5901

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 13

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 14

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,154	7,829	2,398	2,494	10,278

Costs and expenses
Depreciation and amortization	983	1,075	329	359	1,436
Salaries	1,431	1,527	464	511	1,976	*
General and operating expenses	2,610	2,976	890	963	3,953
Other operating expenses (income), net	(96)	(12)	(6)	(6)	(128)
	4,928	5,566	1,677	1,827	7,237

Operating profit	2,226	2,263	721	667	3,041
Financing expenses (income)
Financing expenses	447	506	163	181	649	*
Financing income	(351)	(418)	(118)	(126)	(498)
Financing expenses, net	96	88	45	55	151

Profit after financing expenses, net	2,130	2,175	676	612	2,890
Share in losses of equity-accounted investees	(195)	(233)	(88)	(92)	(245)
Profit before income tax	1,935	1,942	588	520	2,645
Taxes on income	516	597	139	178	778	*
Profit for the period	1,419	1,345	449	342	1,867

* Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Attributable to:
Owners of the Company	1,419	1,339	449	342	1,861	*
Non-controlling interests	-	6	-	-	6
Profit for the period	1,419	1,345	449	342	1,867
Earnings per share (NIS)
Basic and diluted earnings per share	0.52	0.49	0.16	0.13	0.68

* Restated

Other Operating Expenses (Income), Net

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gains from sale of real estate and copper	(125)	(74)	(16)	(22)	(204)
Capital loss from disposal of assets	1	54	-	-	54
Provision for early retirement	37	13	2	5	32
Other	(9)	(5)	8	11	(10)
	(96)	(12)	(6)	(6)	(128)

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets
	September 30, 2013	September 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Cash and cash equivalents	300	676		466
Investments, including derivatives	956	1,071		1,081
Trade receivables	2,791	3,044		2,927
Other receivables	340	250		321
Inventory	122	149		123
Assets classified as held for sale	83	44		44
Total current assets	4,592	5,234		4,962

Investments, including derivatives	90	94		90
Trade and other receivables	701	1,193		1,074
Property, plant and equipment	5,948	6,116		6,076
Intangible assets	2,105	2,175		2,178
Deferred and other expenses	260	276		255
Investments in equity-accounted investees (mainly loans)	1,000	984		1,005
Deferred tax assets	93	147	*	128	*
Total non-current assets	10,197	10,985		10,806

Total assets	14,789	16,219	15,768

* Restated
BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	September 30, 2013	September 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Debentures, loans and borrowings	1,067	608		1,140
Trade payables	629	771		790
Other payables, including derivatives	794	730		703
Current tax liabilities	640	475		456
Provisions	124	172		155
Employee benefits	248	281	*	251	*
Dividend payable	-	1,978		969
Total current liabilities	3,502	5,015		4,464

Debentures	4,700	4,265		4,250
Loans	4,071	4,066		4,156
Employee benefits	258	246	*	260	*
Other liabilities	78	86		62
Provisions	67	71		66
Deferred tax liabilities	63	54		55
Dividend payable	-	473		-
Total non-current liabilities	9,237	9,261		8,849

Total liabilities	12,739	14,276		13,313

Total equity	2,050	1,943	*	2,455	*

Total liabilities and equity	14,789	16,219		15,768

*Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,419	1,345	449	342	1,867 *
Adjustments:
Depreciation and amortization	983	1,075	329	359	1,436
Share in losses of equity-accounted investees	195	233	88	92	245
Financing expenses, net	211	200	82	91	291
Capital loss (gain), net	(124)	(20)	(16)	(22)	(150)
Share-based payments	23	60	7	21	72
Income tax expenses	516	597	139	178	778 *
Expenses (income) for derivatives, net	(7)	5	3	11	-

Change in inventory	(3)	49	19	56	74
Change in trade and other receivables	469	320	201	226	505
Change in trade and other payables	(62)	(249)	19	(112)	(264)
Change in provisions	(30)	(14)	1	(2)	(34)
Change in employee benefits	(5)	(103)	(23)	(38)	(144)*

Net income tax paid	(368)	(486)	(155)	(178)	(662)
Net cash from operating activities	3,217	3,012	1,143	1,024	4,014

*Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(143)	(200)	(50)	(58)	(269)
Proceeds from the sale of property, plant and equipment	219	166	53	97	305
Acquisition of financial assets held for trading	(1,308)	(2,315)	(171)	(460)	(2,527)
Proceeds from the sale of financial assets held for trading	1,445	2,189	679	14	2,396
Purchase of property, plant and equipment	(767)	(1,009)	(270)	(309)	(1,271)
Proceeds from disposal of long-term investments	6	96	-	3	100
Miscellaneous	20	25	5	6	29
Net cash from (used in) investment activities	(528)	(1,048)	246	(707)	(1,237)

* Restated

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows used in financing activities
Issue of debentures and receipt of loans	869	-	-	-	650
Repayment of debentures and loans	(622)	(693)	(135)	(205)	(720)
Dividend paid	(2,830)	(1,574)	(1,469)	-	(3,071)
Interest paid	(272)	(317)	(33)	(41)	(464)
Increase in the rate of holding in a subsidiary	-	(77)	-	-	(77)
Miscellaneous	-	21	4	2	19
Net cash used for financing activities	(2,855)	(2,640)	(1,633)	(244)	(3,663)

Increase (decrease) in cash and cash equivalents	(166)	(676)	(244)	73	(886)
Cash and cash equivalents at beginning of period	466	1,352	544	603	1,352
Cash and cash equivalents at end of period	300	676	300	676	466

BEZEQ GROUP REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS    PAGE | 21